TIMOTHY S. HEARN

(612) 340-7802

FAX (612) 340-8738

hearn.tim@dorsey.com

August 29, 2011

VIA EDGAR

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	LecTec Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed August 11, 2011
File No. 333-175379

Dear Ms. Ravitz:

On behalf of our client, LecTec Corporation (“LecTec” or the “Company”), we are transmitting for your review the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 24, 2011 (the “Comment Letter”), with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4, File No. 333-175379 (the “Registration Statement”), filed on August 11, 2011.

On the date hereof, the Company has filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) incorporating the revisions described herein as well as updating some of the information contained in the Registration Statement. To assist the Staff in reviewing this letter, we will separately deliver to you and to Mr. Louis Rambo copies of this letter and Amendment No. 2, including marked copies of Amendment No. 2 showing changes against Amendment No. 1 to the Registration Statement. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in the text of the letter correspond to the pages in Amendment No. 2. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment to Form S-4 filed August 11, 2011

Prospectus Cover Page

1.

We note your response to prior comment 1; however, we continue to believe that you should clarify the formula pricing on the cover page. Specifically, please disclose how the ratio will be calculated, and clarify the percentage of outstanding

U.S. Securities and Exchange Commission

August 29, 2011

stock the current LecTec shareholders will own after the completion of the transaction, assuming LecTec’s current anticipated net cash amount. In this regard, please clarify how “the number of share of LecTec common stock held by LecTec shareholders immediately prior to the Merger” will be used to determine the share of the merged company those holders will own after the merger.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the proxy statement/prospectus cover page in Amendment No. 2.

Unaudited Pro Forma Condensed Combined Financial Statements of LecTec and AxoGen, page 40

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 45

Note 4. Common Stock, Additional Paid-in Capital and Stock Options, page 46

2.	Refer to our prior comment 10. Please revise this Note to clearly indicate how you calculated the additional paid-in capital adjustment of $19,092,372. In this regard, please also revise Note 3 to clearly indicate how you calculated the additional paid-in capital adjustment of $(691,996).

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 47 of Amendment No. 2 to reflect the calculation of the additional paid-in capital adjustments in Notes 3 and 4 of the Unaudited Pro Forma Condensed Combined Financial Statements.

AxoGen Corporation Financial Statements for the Year Ended December 31, 2010, page F-48

Notes to the Financial Statements, page F-54

Note 2. Summary of Significant Accounting Policies, page F-54

Deferred Revenue and Gain on Termination of Distribution Agreement, page F-56

3.	We note your response to comment 17 where you indicate that you reflected the $1.1 million gain on extinguishment of the up-front deposit relating to your distribution agreement in fiscal 2009 because you concluded that the conditions surrounding the termination of the agreement existed as of December 31, 2009, even though the Settlement and Mutual Release Agreement effectively releasing you from the repayment of the remaining portion of the obligation was executed on February 26, 2010.

U.S. Securities and Exchange Commission

August 29, 2011

•

Please refer to the guidance in ASC 405-20-40-1 which describes the conditions that must be met to extinguish a liability, i.e., (1) the debtor pays the credit and is relieved of its obligation for the liability or (2) the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. Explain to us how you were able to conclude that those conditions existed at December 31, 2009 or at any time prior to the date the agreement was executed.

•

Further, in applying the Subsequent Events guidance in ASC 855, please tell us how you considered the guidance in ASC 855-10-15-5.c which lists gain contingencies as subsequent events that are rarely recognized after the balance sheet date but before the financial statements are issued. Explain to us the unique circumstances that believe would render this situation one of the rare exceptions.

Response

In response to the Staff’s comment, AxoGen has restated its audited financial statements for the years ended December 31, 2009 and 2010 and its unaudited quarterly financial statements for the six months ended June 30, 2010 to recognize the $1.1 million gain on extinguishment of the up-front deposit under its distribution agreement in fiscal year 2010 upon the execution of the Settlement and Mutual Release Agreement. AxoGen has also revised the related disclosure in its Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 121, 124 and 126 of Amendment No. 2 and added a pro forma adjustment in the Unaudited Pro Forma Condensed Combined Financial Statements on pages 44 and 49 of Amendment No. 2 to eliminate the $1.1 million gain because it is considered a non-recurring item.

* * * *

The Company understands that the Staff may have additional comments after receiving Amendment No. 2 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgment:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal

U.S. Securities and Exchange Commission

August 29, 2011

securities laws of the United States.

As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (612) 340-7802 or, in my absence, Ms. Jenna Hannigan at (612) 492-6118. You also may email us at hearn.tim@dorsey.com and hannigan.jenna@dorsey.com, respectively, or fax either of us at (612) 340-8738.

Very truly yours,

/s/ Timothy S. Hearn

cc:	Greg Freitag, LecTec Corporation